

Mail Stop 3561

May 12, 2009

Steven J. Malcolm
Chief Executive Officer
Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172

     Re: Williams Partners L.P.
           Form 10-K for Fiscal Year Ended December 31, 2008
           Filed February 26, 2009
           File No. 1-32599

Dear Mr. Malcolm:

      We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   Please explain to us why you have not included, in a separately captioned section, any off-balance sheet arrangements that have or are reasonable likely to have a current or future effect on your financial condition. Refer to Item 303(a)(4) of Regulation S-K. If there are none, or you believe they are immaterial, please explain that to us in reasonable detail and disclose this fact to your readers.

Financial Statements

Consolidated Balance Sheets, page 79

2.   In future filings, please ensure that your balance sheet fully complies with SAB Topic 4F and reflects both the number of equity units authorized and outstanding for each ownership class.

3.   Please explain to us how earnings per limited partner unit was computed for 2006, as it does not appear to be net income allocated to limited partners divided by the weighted average number of common units outstanding. If you have similar differences in the future, please ensure that you explain such differences in a footnote as contemplated by paragraph 40 of SFAS 128.

Consolidated Statement of Partners' Capital, page 81

4.   We note the line items for 2006 and 2007 representing the adjustment in basis of investment in Wamsutter. Please explain to us in reasonable detail what these line items represent, and tell us how you considered explaining these transactions in the footnotes to your financial statements. We note that you explained the adjustments in basis of investment in Discovery Producer Services within Note 6.

Consolidated Statements of Cash Flows, page 82

5.   Please explain to us what is captured in the "Change in accrued liabilities and accounts payable – capital expenditures" line item within Investing Activities, including explaining how this represents a cash transaction, how this line item differs from the line titled "Capital expenditures," and why this item is appropriately classified as an investing activity.

Notes to Consolidated Financial Statements

Note 4. Allocation of Net Income and Distributions, page 89

6.   We note the beneficial conversion feature of Class B units is considered when calculating the net income allocated to the general partner for 2007. Please tell us how you considered this beneficial conversion feature when calculating the net income allocated to the limited partners for 2007. In this regard, given that you had multiple classes of limited partner units, and only the holders of Class B units received the benefit represented by this beneficial conversion amount, it appears that the income allocable to Class B unitholders would differ on a per unit basis from the income allocable to the remaining limited partner unitholders on a per unit basis. Please tell us the accounting guidance you relied upon in determining that your current presentation was appropriate.

7.   With regards to the 2007 beneficial conversion of the Class B units, please tell us whether you reflected a similar beneficial conversion amount in your Consolidated Statement of Partners' Capital. If so, please tell us where this effective dividend to the Class B unitholders is classified. If not, please tell us how you determined you did not need to reflect this beneficial conversion within your Consolidated Statement of Partners' Capital.

Note 6. Equity Investments. Wamsutter, page 92

8.   We note that you account for your investment in Wamsutter LLC using the equity method of accounting due to the provisions of Wamsutter's limited liability company agreement which provide the other member, owned by a Williams affiliate, significant participatory rights such that you do not control the investment. Please explain to us in more detail the participatory rights that the other member has and how you determined that these overcame the presumption of consolidation by the majority shareholder of the investee. Please also explain to us how you considered the relationship between you and the other member in your analysis given that you appear to be related parties. Refer to Item 3 under Factors to Consider in EITF 96-16.

Note 10. Long-Term Debt, Credit Facilities and Leasing Activities, page 99

9.   We note your discussion of the credit agreement with Citibank, N.A. and the related significant financial covenants. Please tell us, and disclose to your readers either here or another appropriate place in your filing, whether there are cross-default provisions such that violating these financial covenants also could cause you to default on your senior unsecured notes. Also tell us how you considered disclosing any significant financial covenants related to the senior unsecured notes.

Note 14. Commitments and Contingencies, page 105

10.   We read in your concluding paragraph that management believes the ultimate resolution of the foregoing matters will not have a material impact upon your future financial position. Please tell us, and clarify in future filings, the expected impact of these matters on your results of operations and liquidity. In this regard, if you believe that there may be a material impact on your results of operations or liquidity, it appears that additional disclosures would be required under SFAS 5, SOP 94-6 and SAB Topic 5:Y.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director